Exhibit 12.b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$503	$1,364	$977	$762	$754

Fixed charges as defined	392	343	332	322	339

Capitalized interest	—	—	(4)	(9)	(6)

Total earnings, as defined	$895	$1,707	$1,305	$1,075	$1,087

Fixed charges, as defined:
Interest charges	$376	$330	$320	$311	$329
Rental interest factor	16	13	12	11	10

Total fixed charges, as defined	$392	$343	$332	$322	$339

Ratio of Earnings to Fixed Charges	2.28	4.98	3.93	3.34	3.21